ACORN ENERGY, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights Distributed

to Stockholders of Acorn Energy, Inc.

June [__], 2019

Dear Stockholder:

This letter is being distributed by Acorn Energy, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (“Common Stock”) at 5:00 p.m., New York City time, on June 3, 2019 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) by the Company of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock of the Company. The Rights and underlying shares of Common Stock are described in the Prospectus dated June [__], 2019 (the “Prospectus”), a copy of which accompanies this letter.

The Company is offering an aggregate of up to 9,975,553 shares of Common Stock in the Rights Offering, as described in the Prospectus, at a subscription price of $0.24 per share (the “Subscription Price”).

The Rights will expire and cease to have any value if not exercised prior to 5:00 p.m., New York City time, on January 3, 2018 (the “Expiration Date”), unless the Rights Offering is extended.

As described in the accompanying Offering Circular, you will receive one Right for each share of Common Stock owned at 5:00 p.m., New York City time, on the Record Date. The Rights will be evidenced by a non-transferable subscription rights certificate (a “Rights Certificate”). Each Right will allow you to subscribe for 0.312 shares of Common Stock at the Subscription Price. For example, if you owned 1,000 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 1,000 Rights and would have the right to purchase 312 shares of Common Stock at the Subscription Price (for a total payment of $74.88).

The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Right and the Oversubscription Privilege will be rounded to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers no more than 9,975,553 shares of Common Stock in the Rights Offering.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Rights Certificate;

3.	Instructions as to Use of Acorn Energy, Inc. Rights Certificates; and

4.	A return envelope addressed to American Stock Transfer and Trust Co., LLC (the “Subscription Agent”).

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Rights, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any uncertified checks, prior to 5:00 p.m., New York City time, on the Expiration Date.

All exercises of Rights are irrevocable.

Additional copies of the enclosed materials may be obtained from the Company. The Company’s telephone number is (410) 654-3315.

Very truly yours,

Acorn Energy, Inc.